1(212) 318-6275

rachaelschwartz@paulhastings.com

January 9, 2012	75302.00007

VIA EDGAR

Brion R. Thompson, Esq.

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Helios Total Return Fund, Inc.

File Nos.: 333-178129 and 811-05820

Dear Mr. Thompson:

This letter responds to your comments communicated to the undersigned telephonically on December 20, 2011, with respect to the Registration Statement on Form N-14 (the “Registration Statement”) of Helios Total Return Fund, Inc. (the “Fund”), which was filed with the Securities and Exchange Commission (the “Commission”) on November 22, 2011 (SEC Accession
No. 0001193125-11-320039).

The Fund’s responses to your comments are reflected below. We have restated the substance of your comments for your ease of reference. Capitalized terms have the same meanings as in the Registration Statement, unless otherwise indicated. To the extent a comment is applicable to another part of the Registration Statement, we will make the corresponding change accordingly.

Questions & Answers

Comment 1: Under the question “Who will pay for the costs associated with the Special Meeting and the Reorganization,” please include a statement that the Board of Directors of each Fund determined that the reorganization costs were reasonable.

Response 1: The requested statement has been added.

Comment 2: Under the question “Who will pay for the costs associated with the Special Meeting and the Reorganization,” please include a discussion as to how the repositioning of certain of HSM’s portfolio holdings prior to the effective date of the reorganization will impact HSM shareholders and disclose the estimated costs and tax consequences of such repositioning.

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Brion R. Thompson, Esq.

January 9, 2012

Response 2: The investment adviser does not anticipate repositioning any of HSM’s portfolio holdings prior to the effective date of the reorganization. Therefore, the disclosure related to repositioning has been removed.

Comment 3: Under the question “Will I have to pay any Federal taxes as a result of the Reorganization,” please discuss the effect, if any, that the HSM repositioning will have on HSM’s final distribution to shareholders prior to the closing date of the reorganization.

Response 3: As stated above in Response 2, the investment adviser does not anticipate repositioning any of HSM’s holdings prior to the reorganization and therefore no additional discussion has been added.

Joint Proxy Statement/Prospectus

Comment 4: In the “Expense Table,” please revise the header of “Pro Forma Combined Fund” to read “HTR Pro Forma Combined Fund.”

Response 4: The requested revision has been made.

Comment 5: Under the section entitled “Comparison of the Funds,” the Staff notes that HTR has a fundamental investment restriction not to invest 25% or more of the value of its total assets in securities of issuers engaged in any one industry, whereas HSM has a fundamental investment restriction not to invest 25% or more of the value of its total assets in securities and issuers engaged in any one industry, other than issuers of ABS securities (including MBS) or securities issued or guaranteed by the U.S. Government or any agency or instrumentality thereof. The Staff further notes that as of its most recent financial statements, HTR had 66% of its assets in private mortgage backed securities (“PMBS”). Please explain whether HTR considers MBS to be an industry and explain why HSM specifically excluded MBS from its concentration policy.

Response 5: HTR does not consider private mortgage backed securities or any asset-backed securities to constitute a particular industry or group of industries for purposes of the Fund’s concentration policy. Below please find our analysis of this position.

Brion R. Thompson, Esq.

January 9, 2012

A. Guide 19

As the Staff is aware, in addressing how the Staff would determine industry classifications, Guide 19 stated1:

“In determining industry classifications, the staff will ordinarily use the current Directory of Companies Filing Annual Reports with the Securities and Exchange Commission, (the “Directory”) published by the Commission. A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.”

Guide 19 therefore provides the Staff’s interpretation that Form N-1A permits registrants to define their own industry classifications so long as the classifications are reasonable and the companies within a single industry have materially similar primary economic characteristics. Although the guidelines were rescinded in 1998 in connection with unrelated amendments to Form N-1A,2 registrants continue to rely on the guidelines.3

[1]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 6479 at Guide 19 (Aug. 12, 1983) (“Form N-1A Adopting Release”).
[2]	Registration Form Used by Open-End Management Investment Companies, Securities Act Release No. 7512 (Mar. 13, 1998).
[3]

A recent amicus brief filed by the SEC indicates the Commission expressly approves of the Guide 19 instruction that registrants may make their own reasonable industry classifications so long as they are not overly broad within the meaning of Guide 19. Brief for Securities and Exchange Commission as Amicus Curiae Supporting Plaintiffs at 9, In re Charles Schwab Corp. Securities Litigation, No. C-08-01510 (N.D. Cal. March 25, 2010)(“Although the 1983 guidelines do not apply to registration statements currently filed under Form N-1A [citation omitted], the Commission agrees with the portion of Guide 19 quoted above, upon which the investment company industry

Brion R. Thompson, Esq.

January 9, 2012

As we will describe below, HTR believes that not treating all PMBS and ABS as a single industry for purposes of HTR’s concentration policy is a reasonable position consistent with Staff guidance.

B. “Industry” Defined

As the staff is aware, neither the 1940 Act, nor any SEC regulation defines “industry” for 1940 Act concentration policy purposes.4 Pursuant to Guide 19, registrants are free to make their own “reasonable” determinations about what is, and is not, an “industry.”

The Registrant believes that a reasonable interpretation of “industry” in the context of the concentration policy, and indeed the commonly accepted understanding of “industry”, in this area, is an aggregation of companies which, because of either the similarity of products produced or services rendered, are subject to similar economic or market exposures, with the result that market or economic events that effect one company are likely to have similar effects on other companies within that same “industry”. In this context, the risks to an investment portfolio that is “concentrated” in such an industry must be set forth in the registration statement and the investor must be advised that the Fund intends to concentrate in that industry.

The Registrant believes that PMBS and ABS are a type of security, not an industry. Like other types of securities, such as preferred stock, warrants or debentures, these securities may be issued by issuers that are in many different industries. It is for that reason that various publicly available industry classification schemes, including the SIC Codes and NAICS Codes discussed in more detail below, do not classify mortgage- or asset-backed securities as part of any industry. The Fund is not aware of any widely recognized industry classification scheme that defines these securities as part of any “industry.”

continues to rely (as reflected by the parties’ arguments here)”)(the “SEC Amicus Brief”).

[4]

See DIVISION OF INVESTMENT MANAGEMENT, U.S. SECURITIES AND EXCHANGE COMMISSION, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION, at 281 n.103 (May 1992), (“it is often difficult to fit companies into distinct industry categories”). As recently as 2009, the SEC stated that the “treatment of ‘concentration’ [has] suffered from problems of industry definition. There is no clear standard to determine what constitutes an ‘industry.’” Money Market Fund Reform, Investment Company Act Release No. 28807, at n.224 (June 30, 2009).

Brion R. Thompson, Esq.

January 9, 2012

In the sphere of fixed income investing, debt securities are typically classified not by industry, but by sector. Treasury, municipal, corporate, mortgage-backed, asset-backed, international, and high yield securities each comprise a different sector of fixed income investing, but no particular sector bears any relation to any one industry or group of related industries. For example, corporate bonds, as a sector, combine securities of issuers from many different industries, from agriculture to manufacturing to wholesale trade and everything in between. PMBS and ABS do not all “look alike” and can and do react very differently to each other in response to the same market or economic conditions. These types of securities, as a group, simply do not have the commonality of risk exposure that is the hallmark of what may be a reasonable basis for classification of issuers as part of the same industry.

C. Widely Recognized Industry Classification Schemes Do Not Classify Mortgage- or Asset-Backed Securities as Part of Any Industry

Guide 19 refers to an SEC publication, the Directory of Companies Filing Annual Reports with the Securities and Exchange Commission (the “Directory”), as the Staff’s source of authority for determining industry classifications. The last known version of the Directory is dated September 30, 1999,5 although the SEC continues to publish a list of industry classifications on its website.6 The SEC’s current list of industry

[5]	Directory of Companies Required to File Annual Reports with the Securities and Exchange Commission (Sept. 30, 1999)(the “Directory”).
[6]

Available at http://www.sec.gov/info/edgar/siccodes.htm. The current list is organized by three separate column headings: “Industry Title,” “A/D Office” and “SIC Code.” The preamble to the list states, “[t]he Standard Industrial Classification Codes that appear in

Brion R. Thompson, Esq.

January 9, 2012

classifications, which is purportedly based on the widely-recognized Standard Industrial Classification (SIC) Codes,7 lists “Asset-Backed Securities” as an industry.

While the SEC continues to use its own industry classifications based on the SIC Codes, the SIC Codes do not classify mortgage- or asset-backed securities, or any equivalent designation, as industries. Although the SIC Codes list “mortgage bankers,” “mortgage brokers,” “mortgage companies” and “mortgage trusts” as separate industries, the Fund views each of these as distinct from mortgage-backed securities; namely due to the fact that the risk profile of investing in mortgage-backed securities is ultimately determined by the individual characteristics and risks of the underlying mortgagors and varies substantially within different tranches of any one security issuance. Similarly, the SIC Codes do not include an equivalent industry designation for asset-backed securities. The Fund is not aware of any public reason or basis for the SEC’s industry classification of asset-backed securities in contrast to the SIC Codes’

a company’s disseminated EDGAR filings indicate the company’s type of business. These codes are also used in the Division of Corporation Finance as a basis for assigning review responsibility for the company’s filings. For example, a company whose business was Metal Mining (SIC 1000) would have its filings reviewed by staffers in A/D Office 4.” In this context, it appears the primary function of the SEC’s classification methodology is a logistical one (i.e., to assign filings for review by appropriate offices within the Division of Corporation Finance). Accordingly, it is unclear if the Directory’s classifications, as currently published on the SEC website, should be viewed as a substantive determination by the SEC that a particular type of security or issuer is an “industry” within the meaning of the 1940 Act, or simply a means of routing incoming filings among the Staff.
[7]

EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, STANDARD INDUSTRIAL CLASSIFICATION MANUAL (1987) (the “SIC Codes”). The SIC Codes are a statistical classification standard underlying all establishment-based Federal economic statistics classified by industry. The SIC Codes were last published in 1987 and have been superseded by the NAICS Codes. See infra, note 8.

Brion R. Thompson, Esq.

January 9, 2012

classification methodology – the methodology which serves as the basis for the SEC’s current industry classifications, as published on the www.sec.gov web site.

Moreover, the NAICS Codes,8 first adopted in 1997 to replace the SIC Codes (last published in 1987), do not classify asset-backed securities, mortgage-backed securities, or any equivalent designation as an “industry.” Many Federal government agencies now use the more modern NAICS Codes in lieu of the SIC Codes, although certain agencies, including the SEC, still base their industry classifications off of the SIC Codes. For example, the U.S. Department of Labor Occupational and Safety Health Administration (“OSHA”) publishes a list of SIC Codes-based industry classifications on its website,9 however, the OSHA industry classifications appear to track the SIC Codes directly, unlike the SEC industry classifications (i.e., the OSHA industry classifications do not classify asset-backed securities as an industry, whereas the SEC industry classifications do).

The discrepancy between the SEC classification of asset-backed securities as an industry and the more widely recognized industry classification methodologies which do not (i.e., the SIC Codes and the NAICS Codes) indicates a certain degree of subjectivity in what one considers a “reasonable” industry classification. In other words, if neither the SIC Codes or the current NAICS Codes saw fit to classify mortgage- or asset-backed securities as an “industry,” while the SEC or the Staff determined otherwise, by definition different persons come to different conclusions as to what is a reasonable industry classification. Accordingly, a registrant following the Staff instruction of Guide 19,10 recently endorsed by the Commission,11 could reasonably choose to classify privately issued mortgage-related securities and asset-backed securities as non-industries, just as the drafters of the SIC Codes and NAICS Codes also determined that such securities were not industries. Also, the Directory reinforced the subjective nature

[8]

EXECUTIVE OFFICE OF THE PRESIDENT, OFFICE OF MANAGEMENT AND BUDGET, NORTH AMERICAN INDUSTRY CLASSIFICATION SYSTEM (2007) (the “NAICS Codes”). First adopted in 1997, the NAICS Codes are a standardized industry classification system for the United States, Canada and Mexico that replaced the SIC Codes.

[9]	Available at http://www.osha.gov/pls/imis/sic_manual.html.
[10]

Guide 19, supra note 1 (“A registrant may refer to the Directory, or may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different”).

[11]	See SEC Amicus Brief, supra note 3.

Brion R. Thompson, Esq.

January 9, 2012

of the classification process in the context of assigning reporting companies to a particular industry.12

The Fund believes its position is supported by Staff guidance and the Fund is not aware of any applicable provision of the 1940 Act or SEC regulation that prohibits treating privately issued mortgage-related securities and asset-backed securities, each a distinct sector of fixed income investing, as not part of any “industry” or group of related “industries.”

We note that even if the language in HSM were to somehow be interpreted as a view that HSM considered PMBS or ABS to constitute an “industry”, the views of that registrant (“HSM”), and the language in the HSM registration statement has no bearing on the views of a completely different registrant (“HTR”) and meaning of language in the HTR registration statement. We submit that the HTR registration statement is clear with regard to the point that a principal investment strategy of HTR was in fact to invest principally in PMBS and ABS and that such investments would typically exceed 25% of HTR’s assets. We do not believe that any investor could reasonable have been lead to believe that HTR considered PMBS and ABS to constitute an industry and would limit its investments in PMBS and ABS to 25% of the Fund’s assets.

Comment 6: Please confirm and disclose that HTR will be the accounting survivor after the reorganization.

Response 6: The Fund confirms that HTR will be the accounting survivor and respectfully notes that such disclosure is in the “Notes to Pro Forma Condensed Combined Financial Statements” under Note 1.

Comment 7: Under the “Capitalization Table,” please add footnotes describing the adjustments that are shown.

Response 7: The requested footnotes have been added.

Statement of Additional Information

Comment 8: Under the section entitled “Financial Statements,” please add that the semi-annual reports for the period ending May 31, 2011 for each Fund are incorporated by reference.

Response 8: The requested disclosure has been added.

Appendix B: Pro Forma Condensed Combined Financial Statements

Comment 9: In each of the schedules, please change the headers of the columns from “Target Fund,” “Acquiring Fund” and “Pro Forma Combined” to “Helios Strategic

[12]	See Directory, supra note 5 at page 1 (“In cases where such companies have no single line of activity or product which is dominant, the classification may appear to be somewhat subjective”).

Brion R. Thompson, Esq.

January 9, 2012

Mortgage Income Fund, Inc.,” “Helios Total Return Fund, Inc.” and “HTR Pro Forma Combined Fund,” respectively.

Response 9: The requested revisions have been made.

********

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number above. Thank you.

Very truly yours,

/s/ Rachael L. Schwartz

Rachael L. Schwartz

for PAUL HASTINGS LLP